HAWKEYE
GOLD & DIAMOND INC.

RECEIVED
2004 NOV -9 A 9:00
OFFICE OF INTE... CORPORATE FI...

October 29, 2004

04046038

82-2435

Securities Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC, USA
20549

SUPPL

Attn: **Ms. Sandra Folsom**

Dear Sandra:

RE: **HAWKEYE Gold & Diamond Inc. (the "Company)**
– First Quarter Report ended August 31, 2004 -

Please find enclosed two copies of the Company's first Quarter Report for the period June 1, 2004 to August 31, 2004 which includes our Unaudited – Prepared by Management Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Management Discussion and Analysis (MD&A - FORM 51-102F1) and copies of news release(s) that were disseminated to the public, if any, subsequent to our last mailing to you.

This report is required to be filed with your office pursuant to our U.S. listing.

If you have any questions feel free to contact myself.

Thank you.

Sincerely,

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO

HAWKEYE
GOLD & DIAMOND INC.

October 14, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

Revised News Release No. 136

WORK PROGRAM UNDERWAY AT SAN CARLOS PROJECT, MEXICO

HAWKEYE is pleased to announce that the first phase work program previously announced September 23, 2004 for its San Carlos Property (the "Property") is underway. The San Carlos Property totals approximately 11,000 hectares and is situated near the town of San Carlos in the state of Tamaulipas in northeastern Mexico.

The Company's Canadian geological team commenced the 2004 field program over the Property on October 5, 2004. The program will consist of roughly 72 kilometres of grid line cutting, soil and rock geochemical sampling, detailed mapping and prospecting plus magnetic and IP ground geophysical surveys. This first phase work is expected to take approximately sixty days and should be completed by the first week of December 2004.

The San Carlos Project is situated within the San Jose area which contains a large area of outcrop of a multiphase alkalic intrusive body measuring some 4.5 x 3 km in size. The intrusive is associated with several skarn bodies developed in the limestone country rock that were mined around the turn of the century. Historic reports indicate ores graded several percent copper combined with high gold grades. Between the years of 1934-1944 – 4,067 tonnes of direct shipping ore averaging 11.24 g/t gold and 4.02% copper reportedly were produced from a small scale operation. Past work includes analysis of 15 mine dump grab samples that averaged 2.58 g/t gold, 15.4 g/t silver and 2.99 % copper. One of the highest grade samples ran 14.25 g/t gold, 100 g/t silver and 7.7% copper. Favorable climate condition in north-east Mexico facilitates year round work opportunities.

Recent exploration in the project area focused primarily on intrusive hosted mineralization (skarn lenses) utilizing grid soil geochemistry, ground geophysical surveys, mapping and prospecting plus limited diamond drilling. Results reported from part of the soil geochemical grid covering a narrow portion of the eastern contact between the intrusion and the limestone, are moderately to strongly coincident and anomalous for gold (up to 1935 ppb), copper (up to 807 ppm), lead (up to 318 ppm) and zinc (up to 1805ppm). The anomaly is only partially delineated and measures roughly 1500 by 300m forming a northerly trend parallel to the intrusion/limestone contact. Only a cursory inspection of this target has been implemented.

Hawkeye's exploration program is designed to evaluate the potential for polymetallic skarn and replacement style mineralization around the 9 km periphery of the intrusion. Initial efforts will focus on the eastern part of the property where line cutting, soil sampling, detailed geological mapping and prospecting will be carried out to delineate the existing anomaly.

Samples described above were collected under the supervision of Mr. Ron Nichols, P.Geo. and analysed at ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver using Fire Assay, Atomic Absorption and Inductively Coupled Plasma Emission and Mass Spectometry techniques.

Mr. Bill Wengzynowski P.ENG., is the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

October 13, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 136

WORK PROGRAM UNDERWAY AT SAN CARLOS PROJECT, MEXICO

HAWKEYE is pleased to announce that the first phase work program previously announced September 23, 2004 for its San Carlos Property (the "Property") is underway. The San Carlos Property totals approximately 11,000 hectares and is situated near the town of San Carlos in the state of Tamaulipas in northeastern Mexico.

The Company's Canadian geological team commenced the 2004 field program over the Property on October 5, 2004. The program consists of roughly 72 kilometres of grid line cutting, soil and rock geochemical sampling, detailed mapping and prospecting plus magnetic and IP ground geophysical surveys. This first phase work is expected to take approximately sixty days and should be completed by the first week of December 2004.

The San Carlos Project is situated within the San Jose area which contains a large area of outcrop of a multiphase alkalic intrusive body measuring some 4.5 x 3 km in size. The intrusive is associated with several skarn bodies developed in the limestone country that were mined around the turn of the century. Historic reports indicate ores graded several percent copper combined with high gold grades. Between the years of 1934-1944 – 4,067 tonnes of direct shipping ore averaging 11.24 g/t gold and 4.02% copper reportedly were produced from a small scale operation. Past work includes analysis of 15 mine dump grab samples that averaged 2.58 g/t gold, 15.4 g/t silver and 2.99 % copper. One of the highest grade samples ran 14.25 g/t gold, 100 g/t silver and 7.7% copper. Favorable climate condition in north-east Mexico facilitates year round work opportunities.

Mr. Bill Wengzynowski P.ENG., is the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

HAWKEYE
GOLD & DIAMOND INC.

September 23, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 135

HAWKEYE TO COMMENCE WORK PROGRAM AT SAN CARLOS PROJECT, MEXICO

HAWKEYE is pleased to announce the first phase work program for its gold, copper, silver San Carlos Property, which totals approximately 11,000 hectares, and is situated near the town of San Carlos located in the state of Tamaulipas in northeastern Mexico is underway.

The Company's Canadian geological team and work crew is expected to commence field exploration on or about October 4, 2004. It will consist of roughly 72 kilometres of grid extension line cutting, prospecting, geochemical soil and rock sampling, detailed mapping plus magnetic and induced polarization (IP) ground geophysical surveys (72 line kilometers). This phase of work is expected to last approximately sixty (60) days and should be completed by the first week of December 2004.

Mr. Bill Wengzynowski P.ENG., is the Company's qualified person (QP) for the work program under the meaning of Canadian Securities Association (CSA) National Instrument (NI) 43-101.

An update release will follow once the field work has commenced.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

August 12, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 134

HAWKEYE COMPLETES $646,250 BROKERED PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has closed the brokered private placement originally announced by the Company on April 15, 2004 and July 22, 2004.

The private placement closed by HAWKEYE issuing a total of 2,585,000 Units at a price of $0.25 per Unit raising the Issuer a total of $646,250 (Cdn). Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.35 per share until 4:00 p.m. local time at Vancouver, British Columbia on August 11, 2005.

All securities issued in connection with this private placement, including 43,850 shares and any shares issued on exercise of 560,850 warrants issued to Canaccord Capital Corporation (the "Agent"), are subject to a four (4) month hold from closing.

The proceeds from this private placement will be used for the exploration of HAWKEYE's San Carlos Property in Mexico, Red Lake Property in Canada and general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

"Greg Neeld"

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

July 22, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 133

REVISED PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") announces that the brokered private placement with Canaccord Capital Corporation (the "Agent") initially announced on April 15, 2004, has been revised and will be conducted on the following basis. The private placement will be of up to 3,600,000 Units at $0.25 per Unit for gross proceeds of up to $900,000. Each Unit consist of one share and one share purchase warrant, each warrant entitling the holder to purchase an additional share at $0.35 for one year from closing. The Company received TSX Venture Exchange approval for an extension in time in which to complete the private placement until July 30, 2004.

Compensation to the Agent is a commission of 8% of which the Agent may elect to be paid up to half in Units, Agent's Warrants equal to 20% of the Units sold, each Agent's Warrant exercisable into a share at $0.35 for one year from closing, an administration fee of $7,500 and a corporate finance fee of 40,000 Units.

The private placement is subject to a four (4) month hold from closing and is subject to receipt of applicable regulatory approvals

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

June 23, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 132

30 DAY EXTENSION TO COMPLETE $1.5 MILLION PRIVATE PLACEMENT

At the request of Canaccord Capital Corporation (the "Agent") HAWKEYE Gold & Diamond Inc. (the "Company") has been granted a 30 day extension by the TSX Venture Exchange (TSX) in which to complete a previously announced $1,505,000 brokered private placement until July 16, 2004. The private placement, which is to be conducted on a commercially reasonable efforts basis, was previously announced on April 15, 2004.

The private placement is subject to a four (4) month hold from closing and will be of up to 4,300,000 units (the "Units") at a price of $0.35 per Unit. Each Unit will consist of one common share in the capital of the Company and one half a common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.50 per share for 12 months from closing.

The proceeds of the private placement will be used for the exploration of HAWKEYE's San Carlos Property in Mexico, Red Lake Property in Canada and general working capital.

The financing is subject to receipt of applicable regulatory approvals.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

June 25, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 131

$125,000 PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has received TSX Venture Exchange acceptance for a non-brokered private placement that was previously announced on April 6, 2004. The Company had initially arranged for a private placement of 357,143 Units at a price of $0.35 per share, for gross proceeds of $125,000 (Cdn). The private placement closed by the Company issuing 359,428 Units at a price of $0.35 per share, for gross proceeds of $125,799 (Cdn).

Each Unit consists of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.50 per share until June 22, 2005.

The Company will issue 20,754 Units in the capital of the Company to Canaccord Capital Corporation and pay $2,800 in connection with finder's fees for this private placement.

Unless permitted under securities legislation, the hold period for this private placement will expire at 12:00 a.m. (midnight) on October 22, 2004.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

May 2, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 130

RED LAKE PROPERTY AGREEMENT AMENDED

HAWKEYE and the vendor of the Company's Dedee Rhode and Dixie Bell Properties (the "Property") that are located in the Red Lake Mining District of northwest Ontario, Canada, and which the Company owns an option to acquire a 100% interest, have agreed to amend the original option agreement (the "Option Agreement") to allow the Company an additional 90 days to complete its first year minimum work program. By the terms and conditions of the original Option Agreement dated April 23, 2003, HAWKEYE was required to pay $5,000 and issue 6,250 shares in the capital of the Company to the vendor of the Property before May 5, 2004 and incur a minimum of Cdn. $12,000 in exploration expenditures over the Property before April 29, 2004 in order to keep the Option Agreement in good standing. However, HAWKEYE incurred exploration expenses of $Nil during this period and requested an extension in time from the vendor in which to perform the minimum $12,000 work program over the Property. By an amending agreement (the "Amending Agreement") dated April 14, 2004, the vendor agreed to amend the Option Agreement and extend the time in which the Company could perform the minimum $12,000 work program until July 29, 2004. In consideration for this extension, HAWKEYE agreed to issue the vendor an additional 12,500 common shares in the capital of the Company not later that May 5, 2004 and an additional 12,500 shares not later than May 5, 2005, thereby, increasing the number shares payable to the vendor on the first and second anniversaries from 6,250 shares to 18,750 shares, respectively.

The Company has paid the required $5,000 and issued 18,750 common shares to meet its first anniversary commitments to the vendor and the time for which the Company is required to expend the minimum $12,000 work program has been extended to July 29, 2004.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements for the first Quarter ended August 31, 2004;
Notes to the Consolidated Financial Statements for the first Quarter ended August 31, 2004; and
Form 51-102F1 - Management Discussion and Analysis - for the period ended August 31, 2004

HAWKEYE
GOLD & DIAMOND INC.

October 21, 2004

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: British Columbia Securities Commission

To whom it may concern:

RE: HAWKEYE GOLD & DIAMOND INC. (the "Company")
- August 31, 2004 Quarterly Report -

Please accept this letter as confirmation that the Company's August 31, 2004 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

A] The Company's August 31, 2004 (Unaudited – Prepared by Management) Consolidated Financial Statements;

B] The Notes to the August 31, 2004 (Unaudited – Prepared by Management) Consolidated Financial Statements; and

C] The Issuers Management Discussion and Analysis Report (Form 51-102F1) for the period ending August 31, 2004.

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

HAWKEYE
GOLD & DIAMOND INC.

FINANCIAL STATEMENTS

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2004
Date of the Report:	October 21, 2004
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 689-0720
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The management prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the Issuers first quarter ended August 31, 2004 required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: October 21, 2004

Directors Name: *"Andree Plourde"*
Andree Plourde
Date Signed: October 21, 2004

HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

August 31, 2004

(Unaudited – Prepared by Management)

Index

NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102

The accompanying interim financial statements of HAWKEYE Gold & Diamond Inc. as at August 31, 2004 and for the three-month period then ended have not been reviewed by an auditor.

HAWKEYE GOLD & DIAMOND INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	August 31, 2004.	May 31, 2004
ASSETS		
Current		
Cash	$ 403,145	$ -
Accounts receivable	3,443	5,302
Prepaid expenses and deposits	4,559	4,559
	411,147	9,861
Equipment (note 5)	14,036	5,183
Mineral property interests (note 6)	117,600	58,856
	$ 542,783	$ 73,900
LIABILITIES		
Current		
Bank indebtedness	$ -	$ 6,107
Accounts payable and accrued liabilities	250,934	281,434
	250,934	287,541
SHAREHOLDERS' EQUITY		
Share capital (note 7)	6,955,141	6,243,629
Share subscriptions received (note 7)	-	77,500
Contributed surplus (note 8)	104,267	104,267
Deficit	(6,767,559)	(6,639,037)
	291,849	(213,641)
	$ 542,783	$ 73,900

Future operations (note 2)
Subsequent events (note 12)

Approved by the Directors:

Greg Neeld   Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three Months Ended August 31, 2004	Three Months Ended August 31, 2003
Expenses		
Advertising, entertainment, and promotion	$ 16,509	$ 373
Amortization	921	-
Automobile	552	306
Bank charges, interest, and penalties	3,140	11,818
Consulting fees	16,855	500
Filing and regulatory fees	1,952	1,475
Office and miscellaneous	8,196	2,051
Professional fees	20,184	1,003
Public relations	-	100
Rent	6,246	5,566
Telecommunications	2,791	4,180
Transfer agent	2,369	3,723
Travel and convention	15,157	-
Wages and benefits	33,650	23,220
	128,522	54,315
Loss for the period	(128,522)	(54,315)
Deficit, beginning of period	(6,639,037)	(5,323,366)
Deficit, end of period	$ (6,767,559)	$ (5,377,681)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted	6,872,517	4,088,911

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

		Three Months Ended August 31, 2004		Three Months Ended August 31, 2003
Cash flows from (used in) operating activities				
Loss for the period	$	(128,522)	$	(54,315)
Adjustment for:				
Amortization of equipment		921		-
		(127,601)		(54,315)
Changes in non-cash working capital:				
Decrease in accounts receivable		1,859		2,143
Increase (decrease) in accounts payable and accrued liabilities		(30,500)		17,271
		(156,242)		(34,901)
Cash flows used in investing activities				
Deferred exploration expenditures incurred		(58,744)		-
Purchase of equipment		(9,774)		-
		(68,518)		-
Cash flows from (used in) financing activities				
Increase in loan payable		-		10,000
Proceeds from share issuances		694,550		25,500
Share issuance costs		(60,538)		-
		634,012		35,500
Net increase in cash		409,252		599
Cash deficiency, beginning of period		(6,107)		(14,779)
Cash position (deficiency), end of period	$	403,145	$	(14,180)

HAWKEYE GOLD & DIAMOND INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Three Months Ended August 31, 2004
(Unaudited - Prepared by Management)

	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of period: *				
Acquisition costs	$ 6,750 $	6,750 $	40,000 $	53,500
Exploration expenditures	2,678	2,678	-	5,356
	9,428	9,428	40,000	58,856
Incurred during the period:				
Acquisition costs	-	-	-	-
Assays	-	-	9,574	9,574
Computer	-	-	100	100
Consulting	-	-	3,579	3,579
Management fees	-	-	2,268	2,268
Rent	-	-	267	267
Taxes	-	-	42,956	42,956
Exploration expenditures	-	-	58,744	58,744
Current expenditures	-	-	58,744	58,744
Balances, end of period:				
Acquisition costs	6,750	6,750	40,000	53,500
Exploration expenditures	2,678	2,678	58,744	64,100
	$ 9,428 $	9,428 $	98,744 $	117,600

* *See Schedule 2*

HAWKEYE GOLD & DIAMOND INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2004
(Unaudited - Prepared by Management)

		DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Acquisition costs	$	6,750 $	6,750 $	40,000 $	53,500
Exploration expenditures:					
Staking		2,678	2,678	-	5,356
		2,678	2,678	-	5,356
Totals	$	9,428 $	9,428 $	40,000 $	58,856

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2004.

2. Future Operations

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which implies that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The ability of the Company to operate as a going concern is uncertain and is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities, and the ability to obtain adequate financing to meet operating requirements and to commence profitable operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced a loss of $128,522 for the three month period ended August 31, 2004 (2003 - $54,315) and, as at August 31, 2004 has a deficit of $6,767,559 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $160,213 (May 31, 2004 - ($277,680)).

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Computer software	100%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

3. **Significant Accounting Policies** (continued)

c) Mineral Property Interests

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

3. **Significant Accounting Policies** (continued)

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Stock Options

The Company accounts for stock-based compensation in accordance with Section 3870, Stock-Based Compensation and Other Stock-Based Payments, of *The Handbook of the Canadian Institute of Chartered Accountants.* Direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

4. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

5. Equipment

	Cost	Accumulated Amortization	Net Book Value August 31, 2004	Net Book Value May 31, 2004
Computer equipment	$ 28,289	$ 18,492	$ 9,797	$ 3,035
Computer software	2,512	314	2,198	-
Office equipment	4,989	2,948	2,041	2,148
	$ 35,790	$ 21,754	$ 14,036	$ 5,183

6. Mineral Property Interests (see Schedules 1 and 2)

a) DEDEE RHODE and DIXIE BELL Claims

Under the terms of an option agreement dated April 23, 2003, the Company acquired an option to earn a 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks, located in the Red Lake mining district of northwest Ontario, subject to the Company paying staking costs totaling $5,356 (paid during the year ended May 31, 2003), making cash payments totaling $75,500 over four years ($7,500 to be paid by the first anniversary date; $2,500 paid during the year ended May 31, 2003), issuing a total of 25,000 common shares over three years (12,500 common shares to be issued by the first anniversary date; 6,250 issued during the year ended May 31, 2003), and incurring exploration expenses totaling $12,000 by the first anniversary date. The Claims are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

6. Mineral Property Interests (see Schedules 1 and 2) (continued)

a) DEDEE RHODE and DIXIE BELL Claims (continued)

The Company incurred $nil of the required $12,000 in exploration expenditures by the first anniversary date. Pursuant to an amendment dated April 14, 2004 to the above-noted agreement, the Optionor granted the Company an extension to July 29, 2004 to complete its first-year minimum work program on the Claims. In consideration for this extension, the Company agreed to issue the Optionor an additional 12,500 common shares in the capital of the Company by May 5, 2004, and an additional 12,500 shares by May 5, 2005, thereby increasing the number of shares payable to the Optionor by the first and second anniversary dates from 6,250 shares to 18,750 shares.

During the year ended May 31, 2004, the Company made aggregate cash payments of $5,000 and issued an aggregate of 18,750 common shares (note 7b)) towards the exercise of its option on the Claims, thereby satisfying its first anniversary date commitments with respect to cash payments and common share issuances.

Pursuant to the terms of an amending agreement dated July 28, 2004, the Optionor of the DEDEE RHODE and DIXIE BELL Claims granted the Company a further extension to the date by which the Company is required to complete its first-year minimum work program on the Claims, thereby extending the deadline from July 29, 2004 to September 30, 2004. In consideration for this extension, the Company is required to incur an additional $2,000 in exploration expenditures on the Claims, for a total of $14,000. This deadline was extended further subsequent to period-end (see note 12b)).

During the three-month period ended August 31, 2004, the Company advanced $2,000 to the Optionor of the Claims in connection with the above-noted first-year minimum work program to be performed on the Claims.

b) SAN CARLOS Claims

Pursuant to a property option agreement (the “San Carlos Agreement”) dated March 4, 2004 entered into between the Company, Compania Minera Zapata S.A. de C.V., and Almaden Minerals Ltd. (collectively the “San Carlos Optionor”), the Company acquired an option to earn a 51% legal and beneficial interest in a group of mineral claims (the “San Carlos Claims”) encompassing approximately 11,000 hectares of property located in the state of Tamaulipas, Mexico, near San Carlos. The Company will be the operator in respect of work programs on the San Carlos Claims.

6. Mineral Property Interests (see Schedules 1 and 2) (continued)

b) SAN CARLOS Claims (continued)

In order for the Company to earn its 51% interest in the San Carlos Claims, it is required to issue 100,000 shares in the capital of the Company (issued on March 17, 2004) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval of the San Carlos Agreement (the "Effective Date" - March 15, 2004), 100,000 shares in the capital of the Company on the first and second anniversaries of the Effective Date, and 200,000 shares in the capital of the Company on or before the third anniversary of the Effective Date. The Company must also incur a minimum of $350,000 USD in exploration expenditures not later than the first anniversary of the Effective Date, and incur minimum further exploration expenditures of $1,650,000 USD not later than the fourth anniversary of the Effective Date.

The Company may also earn an additional 9% interest in the San Carlos Claims, for a total interest of 60%, by issuing 100,000 shares in the capital of the Company on or before each of the fourth, fifth, and sixth anniversaries of the Effective Date. The Company must also incur a minimum of $2,000,000 USD not later than the seventh anniversary of the Effective Date. This additional 9% earn-in is subject to TSX Venture Exchange approval.

A 2% net smelter return is reserved to the San Carlos Optionor of certain of the San Carlos Claims. Upon earning its 51% interest in the San Carlos Claims, the Company intends to enter into a joint venture agreement with the Optionor.

Unless permitted under securities legislation, all shares issued pursuant to the terms of the San Carlos Agreement are subject to a one-year hold period from their respective dates of distribution.

During the year ended May 31, 2004, the Company issued 100,000 common shares towards the exercise of its option on the property. The Company did not incur any resource property expenditures during the year ended May 31, 2004.

During the three-month period ended August 31, 2004, the Company incurred exploration expenditures of $58,744 on the SAN CARLOS Claims.

7. **Share Capital**

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2003	3,493,802	$5,907,176
Issued during the year		
Exercise of incentive stock options	59,500	8,925
Private placements	2,282,000	290,862
Pursuant to property acquisition agreements:		
- DEDEE RHODE and DIXIE BELL Claims	18,750	4,500
- SAN CARLOS Claims	100,000	40,000
Pursuant to the termination of a property acquisition agreement	25,000	6,000
Less: share issue costs	-	(13,834)
Balance, May 31, 2004	5,979,052	6,243,629
Issued during the period		
Agent's commission	3,850	962
Agent's corporate finance fee	40,000	10,000
Finders' fees	20,754	7,264
Private placements	2,944,428	772,050
Less: share issue costs	-	(78,764)
Balance, August 31, 2004	8,988,084	$6,955,141

(i) The Company received TSX Venture Exchange acceptance for a non-brokered private placement of 359,428 units at a price of $0.35 per unit, for gross proceeds of $125,800, the closing of which occurred on June 22, 2004.

Each unit consists of one common share in the capital of the Company and one-half common share purchase warrant. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.50 per share until June 22, 2005.

In connection with this private placement, the Company paid finder's fees consisting of 20,754 units in the capital of the Company and $2,800 cash.

Unless permitted under securities legislation, the hold period for this private placement will expire four months from the date of closing.

7. **Share Capital** (continued)

b) Issued: (continued)

(ii) The Company received TSX Venture Exchange acceptance for a brokered private placement of 2,585,000 units at a price of $0.25 per unit, for gross proceeds of $646,250, the closing of which occurred on August 11, 2004.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant. Each share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.35 per share until August 11, 2005.

In connection with this private placement, the Company paid its Agent an administration fee of $7,500 cash, a corporate finance fee of 40,000 units, 517,000 Agent's warrants, and a commission consisting of 3,850 units and $50,738 cash.

Unless permitted under securities legislation, the hold period for this private placement will expire four months from the date of closing.

c) Share purchase warrants outstanding as at August 31, 2004 are as follows:

Number of Shares	Price per Share	Expiry Date
750,000	$0.20	June 20, 2005
190,091	$0.50	June 22, 2005
3,145,850	$0.35	August 11, 2005
662,000	$0.18	October 1, 2005
870,000	$0.20	December 2, 2005

During the three-month period ended August 31, 2004, no share purchase warrants of the Company expired unexercised.

d) As at August 31, 2004, there are 23,438 shares (May 31, 2004 – 23,438) held in escrow.

e) As at August 31, 2004, there is a balance of $nil (May 31, 2004 - $77,500) in share subscriptions advanced to the Company. All shares subscribed for but unissued at May 31, 2004 were issued during the three-month period ended August 31, 2004.

8. Stock Options

On November 18, 2003, the Company renewed its rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	August 31, 2004		May 31, 2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	433,021	$ 0.15	283,521	$ 0.60
Options exercised during the period	-	$ -	(59,500)	$ 0.15
Options granted during the period	-	$ -	209,000	$ 0.15
Options outstanding, end of period	433,021	$ 0.15	433,021	$ 0.15
Options exercisable at period-end (fully vested)	433,021		433,021	

The 433,021 stock options outstanding as at August 31, 2004 expire as follows:

Number of Shares	Price per Share	Expiry Date
38,750	$ 0.15	November 19, 2004
23,698	$ 0.15	March 2, 2006
16,250	$ 0.15	May 10, 2006
53,573	$ 0.15	January 18, 2007
91,750	$ 0.15	June 5, 2007
209,000	$ 0.15	October 2, 2008

a) The Company has recognized a total of $104,267 in stock-based compensation expense to August 31, 2004 (May 31, 2004 - $104,267), which has been recorded as contributed surplus. No stock-based compensation expense was recognized by the Company during the three-month period ended August 31, 2004.

b) The weighted average remaining contractual life of outstanding incentive stock options at August 31, 2004 is 3.00 years (May 31, 2004 – 3.27 years).

9. Income Taxes

The components of the future income tax assets are as follows:

		May 31, 2004
Future income tax assets:		
Non-capital loss carry-forwards	$	1,169,879
Unused cumulative Canadian exploration and development expenses		443,981
		1,613,860
Less: Valuation allowance		(1,613,860)
	$	-

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2005 through 2010, and in 2014. The exploration and development expenses can be carried forward indefinitely.

10. Non-Cash Financing Activities

During the period, the Company issued common shares in connection with the following non-cash financing activities:

a) In connection with the Company's June 22, 2004 non-brokered private placement (note 7b)(i)):

- 20,754 common shares at a deemed price of $0.35 per share, representing a finder's fee.

b) In connection with the Company's August 11, 2004 brokered private placement (note 7b)(ii)):

- 40,000 common shares at a deemed price of $0.25 per share, representing a corporate finance fee paid to the Agent; and
- 3,850 common shares at a deemed price of $0.25 per share, representing a commission paid to the Agent.

11. Related Party Transactions

a) During the three-month period ended August 31, 2004, $15,000 (2003 - $15,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $2,800 (2003 - $440) from the Company as remuneration.

b) As at August 31, 2004, there is a balance of $13,667 (May 31, 2004 - $13,407) due to a director included in accounts payable and accrued liabilities.

12. Subsequent Events

a) On October 1, 2004, the Company issued 77,000 common shares in the capital of the Company at a price of $0.18 per share in connection with the exercise of outstanding share purchase warrants.

b) On October 8, 2004, the Optionor of the DEDEE RHODE and DIXIE BELL Claims (note 6a)) granted the Company a further extension to the date by which the Company is required to complete its first-year minimum work program on the Claims, thereby extending the deadline from September 30, 2004 to December 31, 2004.

13. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

HAWKEYE
GOLD & DIAMOND INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

For the 1st Quarter Ended:	August 31, 2004
Date of the Report:	October 21, 2004
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: October 21, 2004

Directors Name: *"Andrea Plourde"*
Andrea Plourde
Date Signed: October 21, 2004

HAWKEYE
GOLD & DIAMOND INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED AUGUST 31, 2004

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its first quarter June 1, 2004 to August 31, 2004 (the "first quarter") and, when applicable, material changes that impacted the Company subsequent to the end of its first quarter and to the date of this report, October 21, 2004 (the "post quarter review period").

ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for our current year ended May 31, 2004 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2003 and May 31, 2002 including Schedule B and C (BC Form 51-901F) for those years. The Issuer's Annual Audited and Interim (Quarterly) Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Interim (Quarterly) Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Interim Financial Statements, Management Discussion and Analysis Report (formerly Schedule B and C) (BC Form 51-901F)), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the context of whether they are reasonably likely to be indicative of, and have a material impact on, future prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions,

circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a development stage company engaged in the exploration for and the development of natural resources in the provinces of Ontario, Canada and in the State of Tamaulipas, Mexico. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, a base and precious metal property known as the CEO Claims situated in the McKenzie mining district of the Northwest Territories, a diamond prospect known as the YANKEE Property located on Victoria Island, Nunavut and a gold, copper and silver prospect known as the San Carlos Property located near San Carlos, Tamaulipas, Mexico. The Company is currently focusing its exploration activities on its San Carlos gold, copper and silver property in Mexico and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

By an agreement dated March 4, 2004, the Company acquired an option from Almaden Minerals Ltd. (Almaden" or "AML") to purchase up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas in north east Mexico. The Property totals approximately 11,000 hectares and is considered prospective for gold, copper and silver.

The Company has the right to earn a 51% interest in the San Carlos Property by issuing a total of 500,000 common shares in the capital of the Company over three years (100,000 shares (Issued) within five business days of the Company receiving TSX acceptance of the Property Agreement which was received on March 15, 2004 (the "Effective Date")), 100,000 shares on the first and second anniversaries of the Effective Date and 200,000 common shares not later than the third anniversary of the Effective Date)) and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Effective Date. The Company may also earn an additional 9% interest in the Property for a total interest of 60% in the Property by issuing a further 300,000 common shares in the capital of the Company (100,000 shares each not later than the fourth, fifth and sixth anniversaries of the Effective Date) and by incurring

additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Effective Date.

A 2% NSR is reserved to the original owner of certain of the claims. When the Company has earned its interest in the Property, a joint venture will be formed in respect of the Property.

The Company received TSX Venture Exchange acceptance for the San Carlos Property Agreement on March 15, 2004 (the "Effective Date) with regards to the Company's right to earn a 51% interest in the Property. The additional 9% earn-in is subject to TSX Venture Exchange approval.

The following table summarizes share payments that the Company has paid to date and future share payments and minimum work program commitments that the Company must complete over the next seven anniversary dates in order to earn its 60% interest in the San Carlos Property. The Issuer may, at its option, earn its 60% interest before the seventh anniversary date by expediting share payments and minimum work program commitments.

Particulars	5 Business Days following Effective Date Mar 22, 2004	1st Anniv-ersary following Effective Date Mar 15, 2005	2nd Anniv-ersary following Effective Date Mar 15, 2006	3rd Anniv-ersary following Effective Date Mar 15, 2007	4th Anniv-ersary following Effective Date Mar 15, 2008	4th Anniv-ersary following Effective Date Mar 15, 2008	5th Anniv-ersary following Effective Date Mar 15, 2009	6th Anniv-ersary following Effective Date Mar 15, 2010	7th Anniv-ersary following Effective Date Mar 15, 2011	Total
Shares	100,000 (Issued)	100,000	100,000	200,000	N/A	100,000	100,000	100,000	N/A	800,000
Work Program	N/A	$350,000 (US$)	N/A	N/A	$1,650,000 (US$)	N/A	N/A	N/A	$2,000,000 (US$)	$4,000,000 (US$)
Ownership	0%	0%	0%	0%	51%	51%	51%	51%	60%	60%

During the Issuer's first quarter ended August 31, 2004, the Company incurred $58,744 in deferred exploration expenditures and $nil in acquisition costs on the San Carlos Property. In comparison, during the Issuer's fourth quarter and year ended May 31, 2004, $nil was incurred in deferred exploration expenditures on the property and $40,000 was incurred in acquisition costs due to the issuance of 100,000 common shares in the capital of the Company to Almaden at a price of $0.40 per share in connection with the Company's first share issuance obligation to AML pursuant to the Option Agreement dated March 4, 2004.

During the Company's first quarter ended August 31, 2004, the Issuer completed two private placements as discussed section (I), FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below. The Issuer has allocated approximately $327,000 from this financing to perform the recommended first phase exploration program over the San Carlos Property. The first phase work program will consist of roughly 72 kilometres of grid extension line cutting, prospecting, geochemical soil and rock sampling, detailed mapping plus magnetic and induced polarization (IP) ground geophysical surveys (72 line kilometers). This phase of work is expected to last approximately sixty (60) days and should be completed by the first week of December 2004. Subsequent to the end of the quarter under review the Issuer commenced its first phase work program over the Property (see section 3. SUBSEQUENT EVENTS, subsection (A) OPERATIONS, SAN CARLOS PROJECT below for further information).

Based upon positive results from the first phase work program and a positive recommendation from our geologists and the Issuer's ability to raise required capital, a second phase work program should consist of further ground work programs and drilling of priority targets based on results from the first phase work program. Drilling could begin in the first quarter of 2005.

DEDEE RHODE & DIXIE BELL PROPERTIES

Red Lake Mining District, Ontario, Canada

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's prolific Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,356, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

The following table summarizes staking costs, cash and share payments paid to date and future cash, share and minimum work program commitments that the Company must complete over the next four anniversary dates in order to earn its 100% interest. The Issuer may, at its option, earn its 100% interest before the fourth anniversary date by expediting the cash and share payments and minimum work program commitment.

Particulars	Prior To TSX Acceptance	15 Days from Effective Date May 20, 2003	1st Anniversary from Effective Date May 5, 2004	20 Months from Anniversary Acceptance Date Dec 31, 2004	2nd Anniversary from Effective Date May 5, 2005	3rd Anniversary from Effective Date May 5, 2006	4th Anniversary from Effective Date May 5, 2007	Total
Staking Costs	$5,356 (Paid)	N/A	N/A	N/A	N/A	N/A	N/A	$5,356
Cash	N/A	$2,500 (Paid)	$5,000 (Paid)	N/A	$10,000	$20,000	$38,000	$75,500
Shares	N/A	6,250 (Issued)	18,750 (Issued)	N/A	18,750	6,250	N/A	50,000
Work Program	N/A	N/A	N/A	$12,000	N/A	N/A	N/A	$12,000
% Ownership	0%	0%	0%	0%	0%	0%	100%	100%

By the terms and conditions of the Option Agreement dated April 23, 2003, as discussed above, HAWKEYE was required to pay $5,000 and issue 6,250 shares in the capital of the Company to the vendor of the Dedee Rhode and Dixie Bell Properties (the "Property") before May 5, 2004 and incur a minimum of Cdn. $12,000 in exploration expenditures over the Property before April 29, 2004 in order to keep the Option Agreement in good standing. However, HAWKEYE incurred exploration expenses of $nil during this period and requested an extension in time from the vendor in which to perform the minimum $12,000 work program over the Property. By an amending agreement (the "Amending Agreement") dated April 14, 2004, the vendor agreed to amend the Option Agreement and extend the time in which the Company could perform the minimum $12,000 work program until July 29, 2004. In consideration for this extension, HAWKEYE agreed to issue the vendor an additional 12,500 common

shares in the capital of the Company not later that May 5, 2004 and an additional 12,500 shares not later than May 5, 2005 thereby increasing share payments to the vendor on the first and second anniversaries from 6,250 shares to 18,750 shares, respectively. During the Issuer's fourth quarter ended May 31, 2004 the Company paid the required $5,000 and issued 18,750 common shares to meet its first anniversary commitments to the vendor and the time for which the Company is required to expend the minimum $12,000 work program has been extended to July 29, 2004.

During the Issuer's first quarter ended August 31, 2004, by an Amending Agreement dated July 28, 2004 the Vendor of the Dedee Rhode & Dixie Bell Property granted the Issuer further time in which to complete its first year minimum work program commitment over the Property from July 29, 2004 to September 30, 2004. In consideration for the Vendor granting the extension, the Company agreed to pay the Vendor $2,000 (paid) and to increase the first year minimum work program from $12,000 to $14,000. Subsequent to the end of the quarter under review and to the date of this report the Issuer received a further extension in time from the Vendor in which to complete the minimum $14,000 work program over the Dedee Rhode and Dixie Bell Properties from September 30 to December 31, 2004 (see section 3. SUBSQUENT EVENTS, subsection (A) OPERATIONS, DEDEE RHODE & DIXIE BELL PROPERTIES below for further information).

During the Issuer,s first quarter ended August 31, 2004, the Company incurred $nil in deferred explorations expenditures and $nil in acquisition costs. In comparison, during the Issuer,s fourth quarter and year ended May 31, 2004, the Company incurred $nil in deferred exploration expenditures on the property and $9,500 was incurred in acquisition costs ($5,000 paid in cash and 18,750 shares issued to the Vendor of the property at a price of $0.24 per share (see above)).

The Company is currently in discussions with a company to complete a first phase airborne geophysical survey over the property. Subject to successful discussions and available funds this work program could commence during October 2004.

Based upon the Company receiving a positive recommendation from its geologists for the first phase work program, a second phase work program consisting of rock sampling, geochemistry and a ground geophysical survey could be commenced over the Property in 2005. A third phase program based on positive results from the second phase work program would consist of a drill program to test priority targets.

YANKEE PROPERTY

Victoria Island, Nunavut, Canada

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres. During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North Resources Ltd., a company owned by Major General. Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt, and all other outstanding issues relating to the YANKEE Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving at that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all

obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims. The Company did not incur any resource expenditures on the YANKEE Claims during the year ended May 31, 2004.

During the year ended May 31, 2004, the Company received written notice from Diamonds North that certain of the YANKEE Claims were permitted to lapse, which reduced the number of YANKEE Claims to nine. Consequently, the total acreage of the YANKEE Claims has been reduced to 20,955 acres. Management estimated that the future benefits expected to be realized from the remaining YANKEE Claims to be insignificant. Accordingly, a total of $612,383 in costs incurred by the Company with respect to the YANKEE Claims were written off during the Issuer's current fiscal year ended May 31, 2004.

During the Company's first quarter ended August 31, 2004, on June 1, 2004, the Issuer's 10% carried interest in the YANKEE Property was converted to a 10% working interest and is subject to dilution.

Exploration Program

The Company has performed one ground geophysical survey over the YANKEE Property during August of 2001 and five lake-based ground geophysical surveys and a 615-metre drill program to test these targets during June and July of 2002. The Company incurred exploration expenditures totalling $565,383 for these work programs.

Exploration Results

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

Future

The Company and Diamonds North do not intend to perform any work programs over the YANKEE Claims during 2004 and it is doubtful that work will be performed over the property in the foreseeable future.

(B) FINANCIAL INFORMATION

BALANCE SHEET

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Balance Sheet as at the end of the Company's first quarter August 31, 2004. Please refer to the Issuer's Consolidated Balance Sheet in our Management Prepared Consolidated Financial Statements for the Company's first quarter ended August 31, 2004 which is attached hereto and to any other Interim or Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

Cash

At the end of the Company's first quarter August 31, 2004, the Issuer reported $403,145 in cash on its Balance Sheet compared to bank indebtedness of $6,107 at the beginning of the period. The increase in cash is due to the Company completing two financings during its first quarter which is discussed in detail in section (I) below.

Mineral property interests

Mineral property interest recorded on the Company's Consolidated Balance Sheet increased from $58,856 at the beginning of the period to $117,600 at the end of the Issuer's first quarter ended August 31, 2004. This increase was mainly due to the Company recording $42,956 for 2004 property taxes owed by the Company to the Mining Recorders Office in Mexico for the San Carlos Project. $20,802 of this total is related to property taxes for the first semester of 2004 (January 1, 2004 to June 30, 2004) and $22,154 is in connection with property taxes owed for the second half of 2004 (July 1, 2004 to December 31, 2004).

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities is an amount totaling $10,000 which is owed to CanAlaska Ventures Ltd. ("CanAlaska"). This debt, which the Issuer has yet to settle, is owed to CanAlaska pursuant to a property option agreement dated April 9, 2003 between the Issuer and CanAlaska for the Baird-Madsen and Swain Lake Claims located in Red Lake, Ontario, Canada. This option agreement was terminated in July 2003 and accordingly, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims were written-off during the Issuer's fourth quarter and year ended May 31, 2003.

Share subscriptions received

As at August 31, 2004, there is a balance of $nil recorded on the Issuer's Balance Sheet for "Share subscriptions received" compared to $77,500 recorded on the Company's Balance Sheet as at May 31, 2004 which is in connection with funds that were advanced to the Company by Investors for private placements during the Issuer's fourth quarter and year ended May 31, 2004. During the current quarter ended August 31, 2004, the Company issued 221,429 common shares in the capital of the Company from treasury at a price of $0.35 per share for these subscriptions.

Contributed surplus

Contributed surplus in respect of stock-based compensation recorded on the Issuer's Balance Sheet as at the end of its first quarter August 31, 2004 totalled $104,267 (May 31, 2004 - $104,267). During the Company's current fiscal year ended May 31, 2004, the Issuer recorded a total of $50,767 for stock-based compensation (2003 – $53,500) in connection with stock options granted and re-priced by the Company which is discussed in detail below. For further information regarding this stock-based compensation issue, please refer to note 8. STOCK OPTIONS in our August 31, 2004 Notes to Consolidated Financial Statements, attached hereto.

STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Statement of Operations and Deficit as at the end of the Company's first quarter August 31, 2004. Please refer to the Issuer's Consolidated Statement of Operations and Deficit in our Management Prepared Consolidated Financial Statements for the Company's first quarter

ended August 31, 2004, which is attached hereto, and to any other Interim or Annual Consolidated Statement of Operations and Deficit referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its first quarter ended August 31, 2004, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

Description	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	2nd Quarter 2002 02/09/01 to 02/11/30 YY/MM/DD
(1)Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
(2)Expenses	$128,522	$162,693	$104,969	$119,758	$54,315	$53,806	$52,297	$68,471
(3)Loss from Operations for Period	($128,522)	($162,693)	($104,969)	($119,758)	($54,315)	($53,806)	($52,297)	($68,471)
(4)Operating and Total Loss for Period	($128,522)	($424,246)	($717,352)	($119,758)	($54,315)	($101,035)	($52,297)	($68,471)
(5)Deficit (Beginning of Period)	($6,639,037)	($6,214,791)	($5,497,439)	($5,377,681)	($5,323,366)	($5,222,331)	($5,170,034)	($5,048,063)
(6)Deficit (End of Period)	($6,767,559)	($6,639,037)	($6,214,791)	($5,497,439)	($5,377,681)	($5,323,366)	($5,222,331)	($5,116,534)
(7) Loss per Share	($0.02)	($0.08)	($0.12)	($0.03)	($0.01)	($0.03)	$nil	$nil
Long Term Liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Cash Dividends	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Revenues (1)

During the Issuer's first quarter ended August 31, 2004, the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

Expenses (2)

During the Company's first quarter ended August 31, 2004, general and administrative expenditures totalled $128,522 compared to $54,315 during the same period of the previous year. Material expenses incurred by the Company during its first quarter were a result of the Issuer recording $33,650 for wages and salaries. In comparison, material expenses incurred by the Company during its first quarter ended August 31, 2003 were a result of the Issuer recording $11,818 for bank charges, interest, and penalties and $23,220 for wages and benefits.

With regards to $11,818 recorded for bank charges, interest, and penalties, $1,818 was incurred for bank charges and interest and $10,000 represents the accrual of a penalty charged by the Optionor of the Swain

Lake and Baird Madsen Claims pursuant to the July 15, 2003 termination of the related Option agreement.

During the Company's fourth quarter ended May 31, 2004, general and administrative expenditures totalled $162,693 compared to $53,806 during the same period of the previous year. Material expenses incurred during the Issuer's fourth quarter were a result of the Issuer recording $66,145 for professional fees relating to an increase in regulatory reporting requirements and legal fees incurred by the Issuer for a brokered private placement completed by Canaccord Capital during the Issuer's first quarter ended August 31, 2004. For further information regarding this financing refer to section (I) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below.

During the Company's third quarter, general and administrative (G/A) expenditures totalled $104,969 in comparison to expenditures totaling $52,297 for the same period in 2003. Material expenses incurred by the Company during its third quarter of 2004, was a result of the Issuer recording $30,310 for wages and benefits.

During the Company's second quarter, general and administrative (G/A) expenditures totalled $119,758 in comparison to expenditures totalling $68,471 for the same period in 2002. Material expenses incurred by the Company during it's second quarter was a result of the Issuer recording $24,175 for wages and benefits and $31,761 for stock-based compensation in connection stock options granted and re-priced by the Company (discussed below).

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Prepared by Management - Consolidated Financial Statements attached hereto for a detailed breakdown of all expenses.

Loss from Operations [(3)] & Operating and Total Loss for Period [(4)]

For the three-month period from June 1, 2004 to August 31, 2004 the Company posted an operating and total loss of $128,522 (2003 - $54,315) or an operating and total loss of $0.02 per share (2003 - $0.01 per share). The loss for the quarter under review can be attributed to additional expenses incurred for professional fees relating to the Issuer's financing ($20,184), travel and convention in connection with a business trip to London ($15,157), purchase of computers and software (approximately $10,000) and corporate awareness advertising (see section (F) below (approximately $12,000)).

During the Company's year ended May 31, 2004, the Issuer incurred an operating and total loss of [(3)]$1,315,671, or an operating and total loss of [(6)] $0.26 per share, which includes the recording of $612,383 on its books for the write-down of the YANKEE Property incurred during the Issuer's third quarter and $261,553 for the write-down of the CEO Claims incurred during the Issuer's fourth quarter ended May 31, 2004 thereby increasing the Company's loss from operations from $441,735 to a loss for the year of $1,315,671.

During the Issuer's fourth quarter, March 1, 2004 to May 31, 2004, the Company posted an operating loss of $162,693, and a total loss of $424,246, or $0.08 per share. The Company's total loss exceeded its operating loss by $261,553 due to the write-down of the CEO Claims.

Deficit Beginning & End of Period [(5)] [(6)] / Loss per Share [(7)]

As discussed above, the Company has experienced a loss of $128,522 for the first quarter ended August 31, 2004 (2003 - $54,315), and, as at August 31, 2004 has a deficit of $6,767,559 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $160,213 (May 31, 2004 – ($277,680)).

OTHER FINANCIAL INFORMATION

Summary of securities issued during the Issuer's first quarter ended August 31, 2004:

Type of Issue	Issue Date YY/MM/DD	Issue /Exercise Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
(1) Private Placement (Units) Common Shares	04/06/22	$0.35	359,428	$125,800	$2,800	N/A	$123,000
(1) Private Placement – (Units) Share Purchase Warrants	04/06/22	$0.50	179,714	$NIL	$NIL	$NIL	$NIL
(2) Private Placement - Finders Fee – Common Shares	04/06/22	$0.35	20,754	$NIL	$NIL	$NIL	$NIL
(2) Private Placement - Finders Fee – Share Purchase Warrants	04/06/22	$0.50	10,377	$NIL	$NIL	$NIL	$NIL
(3) Private Placement (Unit s) Common Shares	04/08/09	$0.25	2,585,000	$646,250	N/A	$50,738	$595,512
(3) Private Placement – Units- Share Purchase Warrants	04/08/09	$0.35	2,585,000	$NIL	$NIL	$NIL	$NIL
(4) Private Placement (Units) Common Shares	04/08/09	$0.25	3,850	$NIL	$NIL	$NIL	$NIL
(4) Private Placement (Units) Share Purchase Warrants	04/08/09	$0.35	3,850	$NIL	$NIL	$NIL	$NIL
(5) Private Placement (Units) Common Shares	04/08/09	$0.25	40,000	$NIL	$NIL	$NIL	$NIL
(5) Private Placement - Units – Share Purchase Warrants	04/08/09	$0.35	40,000	$NIL	$NIL	$NIL	$NIL
(6) Broker Warrants	04/08/09	$0.35	517,000	$NIL	$NIL	$NIL	$NIL
Total			6,344,973	$772,050	$2,800	$50,738	$718,512

(1) See section (I) FNANCINGS, PRINCIPAL PURPOSES AND MILESTONES below for additional information regarding this private placement financing during the quarter under review.

Each Unit consists of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.50 per share until June 22, 2005.

The hold period for this private placement will expire at 12:00 a.m. (midnight) on October 22, 2004 and proceeds from this private placement will be used for general working capital purposes.

(2) The Company issued 20,754 Units in the capital of the Company to Canaccord Capital Corporation in connection with a finder's fees for the (1) 359,428 Unit private placement discussed in the above table.

Each Unit consists of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.50 per share until June 22, 2005.

(3) See section (I) FNANCINGS, PRINCIPAL PURPOSES AND MILESTONES below for additional information regarding this private placement financing completed during the quarter under review.

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.35 per share until 4:00 p.m. local time at Vancouver, British Columbia on August 11, 2005.

(4) During the quarter under review, the Issuer partially paid Canaccord Capital Corporation its sales commission by issuing 3,850 commission Units at a price of $0.25 per share for completing the (3) 2,585,000 Unit private placement mentioned in the table above.

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.35 per share until 4:00 p.m. local time at Vancouver, British Columbia on August 11, 2005.

(5) During the quarter under review, the Company issued 40,000 corporate finance Units to Canaccord Capital Corporation at a price of $0.25 per share for completing the (3) 2,585,000 Unit private placement mentioned in the table above.

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.35 per share until 4:00 p.m. local time at Vancouver, British Columbia on August 11, 2005.

(6) During the quarter under review, 517,000 broker warrants were issued to Canaccord Capital at an exercise price of $0.35 per share in consideration for completing the (3) 2,585,000 Unit private placement mention in the table above.

The warrants may be exercised for a period of one year expiring August 11, 2005.

Summary of options granted during the Issuer's first quarter ended August 31, 2004:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	**NIL**
Total					**NIL**

Summary of securities issued and outstanding as at the end of the first quarter August 31, 2004:

Authorised capital: 100,000,000 common shares.

Issued and outstanding: 8,988,084 common shares.

Total number of shares in escrow: 23,438

Summary of options outstanding as at the end of the first quarter ended August 31, 2004:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.15	(2) 38,750	$5,813
March 2, 2001	March 2, 2006	$0.15	(2) 23,698	$3,555
May 10, 2001	May 10, 2006	$0.15	(2) 16,250	$2,437
January 18, 2002	January 18, 2007	$0.15	(2) 53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	(2) 91,750	$13,762
October 2, 2003	October 2, 2008	$0.15	(1) 209,000	$31,350
Total			**433,021**	**$64,953**

During the Issuer's first quarter ended August 31, 2004 no options were granted or exercised.

(1) During the Issuer's fiscal year ended May 31, 2004, on October 2, 2003, the Company granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its Annual General Meeting held on November 15, 2002.

(2) During the Issuer's fiscal year ended May 31, 2004, on October 14, 2003, the Company received TSX Venture Exchange acceptance for a price reduction in the exercise price of 283,521 incentive stock options currently held by insiders, employees and consultants of the Company from prices varying between $0.40 and $0.80 per share to $0.15 per share. The Company received disinterested shareholder approval for the amendment to the exercise price of outstanding options held by insiders at its Annual General Meeting held on November 15, 2002.

During the Issuer's fiscal year 59,500 options were exercised at a price of $0.15 per share for total proceeds to the Issuer totaling $8,925.

During the Issuer's fiscal year ended May 31, 2004, on December 2, 2003, the TSX Venture Exchange accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at its 2003 Annual General Meeting held on November 18, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. The Company is to provide the Exchange with a Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted.

Summary of warrants and other convertible securities outstanding at the end of the first quarter ended August 31, 2004:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Jun 20, 2005	(1) $0.20	750,000	$150,000
(6) Private Placement Warrants	Jun 22, 2005	(4) $0.50	179,714	$89,857
(6) Finder Fee Warrants	Jun 22, 2005	(4) $0.50	10,377	$5,189
(6) Private Placement Warrants	Aug 11, 2005	(5) $0.35	2,585,000	$904,750
(6) Commission Warrants	Aug 11, 2005	(5) $0.35	3,850	$1,347
(6) Corporate Finance Warrants	Aug 11, 2005	(5) $0.35	40,000	$14,000
(6) Broker Warrants	Aug 11, 2005	(5) $0.35	517,000	$180,950
Private Placement Warrants	Oct 1, 2005	(2) $0.18	662,000	$119,160
Private Placement Warrants	Dec 2, 2005	(3) $0.20	870,000	$174,000
Total			**5,617,941**	**$1,639,253**

(1) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.20 until June 20, 2005.

(2) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.18 per share until October 1, 2005.

(3) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.20 per share until December 2, 2005.

(4) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.50 per share until June 22, 2005.

(5) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.35 per share until August 11, 2005.

(6) NOTE: The hold and expiry dates for these share purchase warrants have been re-stated in the above section titled OTHER FINANCIAL INFORMATION - Summary of securities issued during the Issuer's first quarter ended August 31, 2004.

During the quarter under review there were no share purchase warrants exercised.

(C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its first quarter ended August 31, 2004, (column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous four quarters (column 3, 4, 5, and 6) and two fiscal years ended May 31, 2004 and May 31, 2003 (column 7 and 8).

Description	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD
Acquisition Costs	$Nil	$49,500	$Nil	$Nil	$Nil	$49,500	$10,000
Abandonment (Write-Offs)	$Nil	$62,500	$47,000	$Nil	$Nil	$109,500	$6,000

During the company's first quarter under review ended August 31, 2004 and during the same period of the previous year the Issuer did not acquire or abandon any of its properties. Acquisition costs and write-offs incurred during these two comparative periods totaled $nil.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred acquisition costs totaling $49,500 in connection with the acquisition of the San Carlos Property by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share ($40,000) and paying $5,000 to the Vendor of our Red Lake Property and issuing a total of 18,750 common shares at a price of $0.24 per share to the Vendor for reasons described in detail in section 2. (A) OPERATIONS, DEDEE RHODE & DIXIE BELLL PROPERTY above. Acquisition costs incurred during the Company's fourth quarter and year ended May 31, 2003 were related to the acquisition of the Dedee Rhode and Dixie Bell Claims ($2,000 each) and the Baird-Madsen and Swain Lake Claims ($3,000 each), for a total of $10,000.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred a write-off in acquisition costs totaling $109,500. The write-off of $62,500 in acquisition costs during the Company's fourth quarter was related to the abandonment of the Issuer's CEO Claims and the write-off of $47,000 in acquisition costs during the Company's third quarter was related to the abandonment of the YANKEE Property as discussed in section 2 (A) OPERATIONS, YANKEE PROPERTY above and the CEO CLAIMS.

In comparison, during the fourth quarter of previous fiscal year ended May 31, 2003, the Issuer wrote-off a total of $6,000 which was related to the abandonment of the Baird-Madsen and Swain Lake Claims compared to $nil during the fiscal year ended May 31, 2002.

(D) DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses incurred by the Company for work performed over its resource properties during the Issuer's first quarter ended August 31, 2004, (column 2) with comparative deferred exploration expense figures that the Company incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

Description	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD
Deferred Exploration Expenditures	$58,744	$Nil	$Nil	$Nil	$Nil	$5,356	$NIL	$253,992
Abandonment (Write-Offs)	$Nil	$199,053	$565,383	$Nil	$Nil	$Nil	$764,436	$Nil

During the Company's first quarter under review ended August 31, 2004, the Issuer incurred $58,744 in deferred exploration expenditures and $nil in abandonment (write-off) costs. The $58,744 in deferred exploration expenditures were related to the Company recording $42,956 for property taxes, $9,574 for assays, $3,579 for consulting fees, $2,268 for management fees and $367 for computer and rent charges for the San Carlos Property. During the same period of the previous year the Issuer did not incur any deferred exploration expenditures or abandon any of its properties. Deferred exploration expenditures and write-offs incurred during this period totaled $nil.

During the Company's fourth quarter and year ended May 31 2004, the issuer incurred $nil in deferred exploration expenditures on its properties. In comparison, the issuer incurred $5,356 in deferred exploration expenditures during its fourth quarter in the previous year for staking costs relating to the acquisition of the Dedee Rhode and Dixie Bell Claims.

During the Issuer's fiscal year ended May 31, 2003, the Company incurred $253,992 in deferred resource property expenditures which was related to work performed over the YANKEE Property ($248,636) and $5,356 was for staking costs for the Dedee Rhode and Dixie Bell Claims during the Issuer's fourth quarter 2003 as discussed in the above paragraph. The Issuer incurred gross exploration expenditures of $471,444 on the YANKEE Claims, less recoveries of $222,808, for net exploration expenditures of $248,636. These expenditures were related to ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property consisted of $172,465 for air transport and $118,582 for contractors.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer wrote off a total of $764,436 in deferred exploration expenditures due to the abandonment of its CEO Claims ($199,053) and the YANKEE Property ($565,383) during the Company's fourth ($199,053) and third quarters ($565,383) of 2004, respectively. In comparison, the Issuer incurred $nil for abandonment (write-off) costs during the same period of the previous year.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our management prepared Consolidated Financial Statements attached hereto for a detailed breakdown for all expenditures incurred on the Company's properties.

(E) TRANSACTIONS WITH RELATED PARTIES

During the first quarter ended August 31, 2004, $15,000 (2003 - $15,000) was paid to a shareholder, director and president of the Company as remuneration.

In addition other directors received a total of $2,800 (2003 - $440) from the Company as remuneration.

As at August 31, 2004, there is a balance of $13,667 (May 31, 2004 – $13,407) due to a director included in accounts payable and accrued liabilities.

(F) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's first quarter ended August 31, 2004, Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in two prominent business magazines and one business TV show.

(G) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the Issuer's first quarter ended August 31, 2004 there were no transactions requiring regulatory approval.

(H) MANAGEMENT CHANGES

Dr. K. Vincent Campbell, P.Geo. has resigned as an officer of the Company so that he can spend more time with his private geological consulting firm. The Company would like to take this opportunity to thank Mr. Campbell for providing the Company with many years of valued knowledge and geological expertise.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Ph.D., P.Eng., Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Directors and Officers

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.)

(I) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's first quarter ended August 31, 2004, the Company received TSX acceptance and closed two separate private placements for gross proceeds of $772,050 (net proceeds $718,512)(Cdn)), which were announced prior to the Issuer's year ended May 31, 2004 as follows:

Type of Issue	Issue Date YY/MM/DD	Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
(1) Unit Private Placement	04/06/22	$0.35	359,428	$125,800	$2,800	N/A	$123,000
(2) Unit Private Placement	04/08/11	$0.25	2,585,000	$646,250	N/A	$50,738	$595,512
Total			**2,944,428**	**$772,050**	**$2,800**	**$50,738**	**$718,512**

(1) The Issuer received TSX Venture Exchange acceptance on June 10, 2004 and closed the first non-brokered private placement which had initially been arranged for the sale of 357,143 Units at a price of $0.35 per share, for gross proceeds of $125,000. The private placement closed by the Company issuing 359,428 Units at a price of $0.35 per share, for gross proceeds of $125,800 (net $123,000) (Cdn)).

Each Unit consists of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit

the holder to purchase one further common share in the capital the Company at the price of $0.50 per share until June 22, 2005.

As discussed above, the Company issued 20,754 Units in the capital of the Company to Canaccord Capital Corporation in connection with finder's fees for the private placement.

The hold period for this private placement will expire at 12:00 a.m. (midnight) on October 22, 2004 and proceeds from this private placement will be used for general working capital purposes.

(2) The Issuer received TSX acceptance on August 13, 2004 and announced that it had closed the second brokered private placement that was originally announced by the Company on April 15, 2004 and July 22, 2004. This private placement which Canaccord Capital Corporation acted as Agent was initially intended to sell up to 4,300,000 units (the "Units") at a price of $0.35 per Unit. Each Unit was to consist of one common share in the capital of the Company and one-half a common share purchase warrant.

The private placement closed by HAWKEYE issuing a total of 2,585,000 Units at a price of $0.25 per Unit raising the Issuer total gross proceeds of $646,250 (net $595,512)(Cdn)). Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.35 per share until 4:00 p.m. local time at Vancouver, British Columbia on August 11, 2005.

All securities issued in connection with this private placement, including 43,850 unit shares (3,850 commission unit shares and 40,000 corporate finance fee unit shares) and any shares issued on exercise of 560,850 warrants (517,000 broker warrants and 43,850 unit warrants) issued to Canaccord Capital Corporation (the "Agent") in relation to this financing, are subject to a four (4) month hold and expire August 11, 2005. The warrants issued to the Agent are exercisable at $0.35 per share. The issuer also paid expenses and an administration fee of $7,500 to Canaccord.

Proceeds from this private placement will be used for the exploration of HAWKEYE's San Carlos Property in Mexico (discussed in section 3. SUBSEQUENT EVENTS, subsection (A) OPERATIONS, SAN CARLOS PROPERTY below) and possibly for an airborne geophysical survey over our Red Lake Properties and for general working capital.

3. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its first quarter ended August 31, 2004 and to the date of this report, October 21, 2004 (the "post quarter review period"):

(A) OPERATIONS

Mexican Subsidiary

During the post quarter review period the Issuer took steps to incorporate a Mexican subsidiary in Mexico so that it can legally carry on business in the United Mexican States with its San Carlos Property. By directors resolutions dated September 23, 2004 it was consented to and adopted in writing by all the directors of the Company to incorporate a wholly-owned Mexican Limited Liability Corporation in the United Mexican States and to grant the Issuers Mexican law firm limited Powers of Attorney (POA) to complete the incorporation. The Company has executed the POA with our Mexican law firm and they have since reserved

the name "HAWKEYE Oro de Mexico S.A. de C.V." with the Secretariat of Foreign Affairs of Mexico and created the Company's articles of incorporation which have been adopted by the Company and is in the process of registering HAWKEYE's wholly-owned subsidiary with the Public Registry of Commerce, Treasury Department Registry, Public Registry of Mining and the National Foreign Investors Registry in Mexico. Management anticipates that our Mexican subsidiary will be fully registered and legally incorporated to carry on business in Mexico in early November 2004.

SAN CARLOSPROJECT
Tamaulipas, Mexico

On October 5, 2004 the Company's Canadian geological team commenced the Issuer's first phase work program over the San Carlos Property. As discussed above, the field program will consist of roughly 72 kilometres of grid line cutting, soil and rock geochemical sampling, detailed mapping and prospecting plus magnetic and IP ground geophysical surveys. This work program is estimated to cost approximately $327,000 and is expected to be completed sometime in early December 2004. During the post quarter review period the Issuer prepaid $220,000 towards the work program. These funds will be used to mobilize our geological work crew, to pay for labour and service costs that will be incurred during the work program, transportation, room and board, automobile and equipment rental.

Mr. Bill Wengzynowski P.ENG., is the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

The following is a table that summarizes work program components that should be incurred by the Company during the work program (column one) and compares estimated costs for each component of the work program (column two) with actual costs (column three) that have been incurred by the Company for the work program. Column three (3) will not be completed until we have received all invoices from our consultants and suppliers. All invoices should be posted to our books within ninety (90) days from completion of the work program.

PARTICULARS	ESTIMATED COSTS	ACTUAL COSTS INCURRED
Assembling crew, planning and logistics	$7,100	N/A
Labour and Consulting Services	$102,705	N/A
Room and Board	$14,240	N/A
Equipment Rental	$10,220	N/A
Transportation	$34,920	N/A
Magnetic and Induced Polarization Survey	$71,225	N/A
Analysis for Soil and Rock Samples	$39,600	N/A
Office Support and Accounting	$8,000	N/A
Geological Report (NI 43-101 compliant)	$10,000	N/A
Management	$6,500	N/A
Contingency	$22,490	N/A
TOTAL	**$327,000**	**N/A**

DEDEE RHODE & DIXIE BELL PROPERTIES
Red Lake, Ontario, Canada

By an agreement dated October 8, 2004, the Issuer received a further extension in time from the Vendor of its Red Lake Properties in which to complete its minimum $14,000 work program over the Dedee

Rhode and Dixie Bell Claims from September 30, 2004 to December 31, 2004. There was no consideration paid to the Vendor for this extension.

(B) FINANCIAL INFORMATION

During the post quarter review period a total 77,000 share purchase warrants were exercised by a shareholder into 77,000 common shares in the capital of the Company at a price of $0.18 per share. Other than the aforementioned there were not other common shares, share purchase warrants or incentive stock options granted or issued.

(C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post quarter review period.

(D) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post year-end review period.

(E) INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of the Issuer making structural changes and updating its web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in one prominent business magazine and one business TV show.

(F) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no transactions requiring regulatory approval during the post quarter review period.

(G) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

As discussed in section (B) FINANCIAL INFORMATION above, during the post quarter review period a shareholder exercised 77,000 share purchase warrants at a price of $0.18 per share raising the Issuer total proceeds of $13,860.

4. CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 21, 2004, in comparison to the end of the first quarter under review August 31, 2004:

Issued and Outstanding	October 21, 2004	August 31, 2004
Common Shares	(1) 9,065,084	8,988,084
Share Purchase Warrants	(2) 5,540,941	5,617,941
Director/Employee/Consultant Options	433,021	433,021
Fully Diluted	**15,039,046**	**15,039,046**

(1) As discussed in section 3. SUBSEQUENT EVENTS, subsections (B) FINANCIAL INFORMATION and (G) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above,

during the post quarter review period the Company issued a total of 77,000 common shares in the capital of the Company in connection with the exercise of 77,000 share purchase warrants at a price of $0.18 thereby increasing the number of shares issued and outstanding as at August 31, 2004 from 8,988,084 to 9,065,084 at the date of this report October 21, 2004.

(2) As discussed in section 4(1) above, 77,000 common shares in the capital of the Company were issued due to the exercise of 77,000 share purchase warrants thereby reducing the number of outstanding share purchase warrants as at August 31, 2004 from 5,617,941 to 5,540,941 at the date of this report October 21, 2004.

5. LIQUIDITY AND SOLVENCY

The following table is a discussion regarding HAWKEYE's stock volumes and prices. Any reference to stock volumes and prices prior to May 31, 2003, have been stated on a pre-consolidation basis (4:1) and stock volumes and prices subsequent to May 31, 2003 to the date of this report October 21, 2004 are stated on a post-consolidation basis. This table states the total number of shares traded in your Company including its high, low and closing prices during its first quarter ended August 31, 2004 and the period subsequent to the end of the Issuer's first quarter to the date of this report (column 2 and 3) and compares these figures to the previous four quarters (column 4, 5, 6 and 7) and also to the two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

Description	Subsequent to the 1st Quarter 2004 Ended 04/08/31 to 04/10/ YY/MM/DD	1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD	4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD
Total Shares Traded	102,387	130,069	422,077	680,367	941,952	492,829	2,537,225	12,577,664
High	$0.35	$0.38	$0.50	$0.54	$0.35	$0.18	$0.54	$0.15
Low	$0.25	$0.25	$0.29	$0.32	$0.14	$0.12	$0.12	$0.01
Close	$0.26	$0.26	$0.30	$0.48	$0.35	$0.17	$0.30	$0.035

As discussed above, the Company has experienced a loss of $128,522 for the first quarter ended August 31, 2004 (2003 - $54,315), and, as at August 31, 2004 has a deficit of $6,767,559 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $160,213 (May 31, 2004 – ($277,680)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

6. RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

Industry

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

Exchange Rate Fluctuations

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and Regulations

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

Title to Properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on Management

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

7. OUTLOOK

Management is extremely pleased with the progress that the Company has made in terms of its corporate development during the Issuer's current quarter under review and to the date of this report. We set one goal for the Company to achieve during this period which was to complete the financings discussed in section 2. (A) OPERATIONS, subsection (I) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above. Although we did not raise the amount of money that we had initially anticipated, approximately $1.8 Million, which was due to tough market conditions during the time that we were financing, we feel that the Company has satisfactorily attained its goals for our shareholders by raising gross proceeds of $772,000 during the quarter under review which will help us to attain our short term goals between now and the end of the year December 31, 2004 which are to:

A) Complete the first phase work program over our San Carlos Property in early December 2004 and possibly commence and complete an airborne geophysical survey over the Dedee Rhode and Dixie Bell Claims in Red Lake during October 2004;

B) Negotiate for another gold property prospect which would be located in North America, probably in the Red Lake region or Mexico; and

C) Arrange for a significant financing to fund our property work programs in 2005.

We would like to take this opportunity to thank our valued shareholders for your loyalty and patience since our last communication and to let you know that we appreciate your continued support and to also point out that significant strides have been made during the quarter under review and to the date of this report with regards to financing the Issuer's treasury and placing HAWKEYE on solid footing to complete its San Carlos Property work program, future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld

President & C.E.O.

HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building shareholder value through prudent and strategic worldwide investments in low-cost, high potential mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO